Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

January 3, 2005

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Commission File Number 001-31914

On December 31, 2004, China Life Insurance Company Limited issued an announcement, copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated December 30, 2004

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
(Signature)

	Name:	Miao Fuchun
Date: January 3, 2005	Title:	Director and Vice President

EXHIBIT 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock code: 2628)

ANNOUNCEMENT

This announcement relates to certain media reports relating to a formal inquiry made by the US Securities and Exchange Commission on the Company.

We have been made aware through certain media reports that the US Securities and Exchange Commission (“SEC”) has commenced a formal inquiry (the “Inquiry”) on the Company. The Company would like to clarify that to the best of its knowledge it has not received any notice from the SEC in relation to the Inquiry. The Company will cooperate fully with any inquiry made by the SEC.

The board of directors of the Company (the “Board”) confirms that save as disclosed above, there are no other matters which are discloseable under Rule 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature.

In the meantime, shareholders and potential investors of the Company should exercise caution when dealing in the shares in the Company.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of Directors
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board of the Company comprises of:

Executive directors: Wang Xianzhang, Miao Fuchun

Non-executive directors:         Wu Yan, Shi Guoqing

Independent non-executive directors: Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang, Fan Yingjun

Hong Kong, 30 December 2004